Exhibit 21.1

Subsidiaries of the Registrant

Name	Jurisdiction of Organization
Bioamber S.A.S.	France
AmberWorks LLC	Delaware
BioAmber Sarnia Inc.	Canada

Omitted from the table are those subsidiaries which are not significant subsidiaries (as defined in rule 1-02(w) of Regulation S-X of the Securities Exchange Act of 1934, as amended) and in the aggregate would not constitute a significant subsidiary.